enVVeno Medical Corporation

70 Doppler

Irvine, California 92618

May 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

Re:	enVVeno Medical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-38325

Dear Ms. Harkins,

On behalf of enVVeno Medical Corporation (the “Company”) we hereby transmit the Company’s response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 6, 2022, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Exhibits

1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended March 31, 2022.

The Staff is advised that concurrently with this response, the Company has filed amendments to its Form 10-K for the fiscal year ended December 31, 2021 and Form 10-Q for the fiscal quarter ended March 31, 2022 to incorporate revised certifications.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Craig Glynn
Craig Glynn Chief Financial Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP